SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 23, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips provides update on EUR 1.5 billion share repurchase program
”, dated March 23, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of March 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

March 23, 2020

Philips provides update on EUR 1.5 billion share repurchase program

• Size of the program remains unchanged

• Remainder of the program will be executed through one or more individual forward transactions with expected settlement dates in the second half of 2021

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today provides an update on its EUR 1.5 billion share buyback program for capital reduction purposes, that was announced on January 29, 2019.

As of today, 50.3% of the program has been completed through repurchases by an intermediary to allow for purchases in the open market during both open and closed periods. The remainder of the program will be executed through one or more individual forward transactions, to be entered into in the course of 2020, with expected settlement dates in the second half of 2021.

Philips’ balance sheet and liquidity position are robust, and the size of the share buyback program - up to an amount on EUR 1.5 billion - remains unchanged. By using forward transactions, Philips aims to optimize the number of shares to be repurchased under the program, while maintaining its current liquidity position in view of the possible further impact of the COVID-19 pandemic on financial markets in 2020.

Philips will continue to provide updates on the progress of the program through press releases as appropriate, and further details will be available here ..

For further information, please contact:

Ben Zwirs
Philips Global Press Office
Tel.: +31 6 1521 3446
E-mail: ben.zwirs@philips.com

Leandro Mazzoni
Philips Investor Relations
Tel.: +31 20 59 77222
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips' health technology portfolio generated 2019 sales of EUR 19.5 billion and employs approximately 80,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.